[ING FUNDS LOGO]

February 24, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-07978)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer and Belinda Johnson on February 2, 2012, for Post-Effective Amendment No. 156 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”) and Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A for ING Mayflower Trust (“Registrant”) (collectively “Registrants”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

Fees and Expenses of the Funds

1.                                       Comment:           The Staff requested that the Registrants amend the table entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the contingent deferred sales charge that may be paid under certain circumstances.

Response:            The Registrants have revised the disclosure to include reference to the contingent deferred sales charge that may be paid for Class A shares for all Funds that offer Class A shares.

2.                                       Comment:           The Staff requests that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response:            The Registrants believe that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.                                       Comment:           The Staff requested confirmation that all waiver agreements be filed going forward.

Response:            The Registrants confirm that they already file all waiver agreements.

Rule 35d-1

4.                                       Comment:           With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the

Registrant explain that if the Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.)

Response:            The Registrant confirms that only ING Index Plus International Fund may use derivatives to meet the 80% test under Rule 35d-1 and such derivatives are valued at market value.

5.                                     Comment:           With respect to the use of “Global” in the name of ING Global Bond Fund, ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Opportunities Fund, ING Global Real Estate Fund, and ING Global Value Choice Fund, the Staff requested additional disclosure that a significant amount of the Fund’s assets will be invested outside the United States.  For purposes of determining a “significant amount” the Staff commented that the Staff believes that such investments would be at least 40% of each Fund’s assets.

Response:            The Registrant believes the disclosure indicating that each of the Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

6.                                     Comment:           With respect to ING Global Bond Fund, ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Opportunities Fund, ING Global Real Estate Fund, and ING Global Value Choice Fund, the Staff requested confirmation as of a recent date, the percentage of assets that are invested outside the United States.

Response:            The Registrant confirms that as of January 31, 2012, the following Funds had investment outside the United States as noted: ING Global Bond Fund — 49.44%; ING Global Equity Dividend Fund — 52.64%; ING Global Natural Resources Fund — 56.12%; ING Global Opportunities Fund — 63.29%; ING Global Real Estate Fund — 51.91%; and ING Global Value Choice Fund — 74.14%.

Item 3(3)(f)(i)

7.                                     Comment:           The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A for ING Emerging Markets Equity Fund, ING Global Bond Fund, and ING International Core Fund when reference is made to investment in Other Investment Companies in each Fund’s Principal Investment Strategies and Principal Risks.

Response:            The Registrant confirms that it is estimated that the Acquired Fund Fees and Expenses of each of the Funds will be less than 0.01%.  For any subsequent updates to the Funds’ Prospectus, if the Funds’ investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Item 3(3)(f)(i) of Form N-1A.

ING Global Bond Fund

8.                                     Comment:           The Staff requested disclosure regarding the definition of duration and an example as to the impact a 1% rate change would have on the Fund.

Response:            The Registrant will add the disclosure as requested.

ING Greater China Fund and ING Russia Fund

9.                                     Comment:           The Staff requested clarification of how the definition of what is considered to be a company from a specific country or region, specifically “(i) that is organized under the laws of, or with principal offices in, the…region” and (iv) is principally traded in the….region”, exposes the Fund to the economic risks of that region.

Response:            The Registrant believes the criteria referenced above and contained in each Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. However, the Registrant believes the factors contained in the Funds’ Prospectus adequately identifies criteria that would expose the Funds to the economic risk of the named country or region.

ING International Core Fund and International Growth Fund

10.                                 Comment:           The Staff requested that the Registrant disclose the specific number of countries in which each Fund is invested.

Response:            The Registrant appreciates the comment, but the Registrant believes the disclosure indicating that each Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in Footnote 42 of the Investment Company Act Release No. IC-24828.

ING International Core Fund

11.                                 Comment:           The Staff requested the Registrant clarify how the concept of “Core” is being used in the objective and in the principal investment strategies of the Fund.

Response:            The word “Core” in the Fund’s name is intended to provide a description of investment style, much as the words growth and value are used in fund names.  The Registrant believes that the underlying managers of the Fund combine elements of the growth and value style of investing with neither one intended to be dominant.  In the absence of a better word to describe such an investment style, the investment industry often uses the word “core.”

Management of the Funds — Composite of Substantially Similar Managed Accounts

12.                                 Comment:           The Staff requested the Registrant add the word “all” before the word “substantially” in the first sentence of the section entitled “Management of the Funds — Composite of Substantially Similar Managed Accounts.”

Response:            The Registrant will revise the disclosure as requested.

13.                                 Comment:           The Staff requested that in reference to the second paragraph of the section entitled “Management of the Funds — Composite of Substantially Similar Managed Accounts,” the Registrant clarify what expenses are used to calculate the returns (i.e., expenses of the account or the Fund.)

Response:            The Registrant confirms that the Average Annual Total Returns Tables have been adjusted for Class A sales charges of the Fund.

14.                                 Comment:           The Staff requested confirmation that in reference to the second paragraph of the section entitled “Management of the Funds — Composite of Substantially Similar Managed Accounts,” the Registrant disclose whether or not the calculation of adjusted returns includes annual operating expenses.

Response:            The Registrant confirms that the adjusted Average Annual Total Returns Tables have been adjusted only for Class A shares charges of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

ING Global Real Estate Fund - Fundamental Investment Restrictions

15.                                 Comment:           The Staff requested that Fundamental Investment Restriction number 8(iv) be revised to state that “the Fund will invest more than 25% of its total assets in the real estate industry.”

Response:            The Registrant appreciates the comment, but cannot include the statement as changes to a fundamental restriction would require shareholder approval.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

February 24, 2012

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-07978)

Dear Mr. Thompson:

ING Mutual Funds and ING Mayflower Trust (each a “Registrant” and collectively “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments
cc:	Jeffrey S. Puretz, Esq.
Dechert LLP